EXHIBIT 12
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                                         GATX CORPORATION AND SUBSIDIARIES

                            COMPUTATION OF RATIOS OF EARNINGS TO COMBINED FIXED CHARGES
                                           AND PREFERRED STOCK DIVIDENDS
                                          (In Millions Except For Ratios)

                                                          1995       1994       1993
                                                       -------    -------    -------
Earnings available for fixed charges:
  Net income                                           $ 100.8    $   91.5   $   72.7
Add:
   Income taxes                                           47.6        48.8       51.4
   Equity in net earnings of affiliated companies,
        net of distributions received                      6.5         3.7        8.0
   Interest on indebtedness and amortization
        of debt discount and expense                     170.1       148.2      151.8
   Amortization of capitalized interest                    1.1         1.1        1.1
   Portion of rents representative of
        interest factor (deemed to be one-third)          43.9        37.9       31.4
                                                       -------     -------    -------

Total earnings available for fixed charges             $ 370.0     $ 331.2    $ 316.4
                                                       =======     =======    =======

Preferred dividend requirements                        $  13.2     $  13.3    $  13.3
Ratio to convert preferred
   dividends to pretax basis (A)                           169%        171%       197%
                                                       -------     -------    -------

Preferred dividend factor on pretax basis                 22.3        22.7       26.2
Fixed charges:
   Interest on indebtedness and amortization
        of debt discount and expense                     170.1       148.2      151.8
   Capitalized interest                                    6.2         3.0        2.7
   Portion of rents representative of interest
        factor (deemed to be one-third)                   43.9        37.9       31.4
                                                       -------     -------    -------

Combined fixed charges and
  preferred stock dividends                           $  242.5    $  211.8    $  212.1
                                                      ========    ========    ========

Ratio of earnings to combined fixed charges
   and preferred stock dividends (B)                      1.53x       1.56x       1.49x

 (A) To adjust preferred dividends to a pretax basis, income before income taxes and equity in net earnings of affiliated companies is divided by income before equity in net earnings of affiliated companies.
 (B) The ratios of earnings to combined fixed charges and preferred stock dividends represent the number of times "fixed charges and preferred stock dividends" were covered by "earnings." "Fixed charges and preferred stock dividends" consist of interest on outstanding debt and capitalized interest, one-third (the proportion deemed representative of the interest factor) of rentals, amortization of debt discount and expense, and dividends on preferred stock adjusted to a pretax basis. "Earnings" consist of consolidated net income before income taxes and fixed charges, less equity in net earnings of affiliated companies, net of distributions received.
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